Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,					Six Months Ended June 30, 2017
(in thousands)	2012	2013	2014	2015	2016
Earnings:
Loss before income taxes	$(10,950)	$(4,024)	$(9,199)	$(8,838)	$(10,862)	$(5,799)
Add: Fixed charges	—	—	1	1	1	—

Total Earnings	$(10,950)	$(4,024)	$(9,198)	$(8,837)	$(10,861)	$(5,799)

Fixed Charges:
Interest expense	—	—	1	1	1	—

Fixed charges	$—	$—	$1	$1	$1	$—

Ratio of earnings to fixed charges and preferred stock dividends	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were insufficient to cover fixed charges by $5.8 million, $10.9 million, $8.8 million, $9.2 million, $4.0 million and $10.9 million, respectively. The Company has never paid dividends on its preferred stock.